UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2019

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

Oddfellows House

19 Newport Road

Cardiff, CF24 0AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

As previously disclosed, on September 9, 2019, Nicholas Robbins-Cherry resigned as a director and Chief Financial Officer of Midatech Pharma PLC (the “Company”), with immediate effect. Mr. Robbins-Cherry resigned to pursue another opportunity and it was not the result of any disagreements with the Company. Mr. Robbins-Cherry will continue to be employed by the Company until the end of October 2019 in order to facilitate an orderly handover.

Further, as previously disclosed, on September 9, 2019 the Board of Directors of the Company appointed Mr. Stephen Stamp as the Company’s Chief Financial Officer and a director of the Company. In connection with Mr. Stamp’s appointment, Mr. Stamp and the Company entered into a service agreement (the “Service Agreement”). A copy of the Service Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

There are no arrangements or understandings between Mr. Stamp and any other person pursuant to which he was appointed as an officer and director of the Company.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of September 2019, and incorporated by reference herein, is:

Exhibit No.	Description

10.1†	Services Agreement, dated as of September 9, 2019, by and between Midatech Pharma PLC and Stephen Stamp.

-________________

†	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Midatech Pharma PLC if publicly disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: September 19, 2019	By:	/s/ Stephen Stamp
Stephen Stamp Chief Financial Officer